UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 4, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON MAY 4, 2015

Date, Time and Place: Held on May 4, 2015, at 5:00PM, by teleconference, centered at Fidêncio Ramos Street, no 302, 3rd floor, Tower B, Vila Olímpia Building, Vila Olímpia, City of São Paulo, State of São Paulo.

Call notice: The Board of Directors members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: The totality of the members of the Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the Article 17 of the Company’s Bylaws, to approve the signing of an agreement for the supply of eucalyptus pulp (hardwood) to be entered into with Klabin S.A.

Resolutions: After discussion and analysis of the matter included on the Agenda, the following resolution were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

To approve the signing, by Fibria International Trade GMBH, company controlled by the Companhia, of an agreement for the supply of eucalyptus pulp (hardwood) that will be produced at the Klabin S.A. plant (Puma Project) located in Ortigueira, Paraná.

The agreement term will be six (6) years and the beginning of the supply is expected to 2016.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, May 4, 2015

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on May 4, 2015, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO